State of Delaware
Secretary of State
Division of Corporations
Delivered 12:49 PM 11/21/2013
FILED 12:45 PM 11/21/2013
SRV 131334998 - 2297054 FILE

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SIMPLEPONS, INC.

(A Delaware Corporation)

Simplepons, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, (the “Corporation”) does hereby certify as follows:

FIRST: The name of this corporation is Simplepons, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Certificate of Incorporation as follows:

A. Article One of the Certificate of Incorporation is hereby deleted and replaced with the following:

“The name of the corporation is Eco-Shift Power Corp. (the “Corporation”).”

B. Article FOURTH of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended is by deleting the paragraph in its entirety and replacing it with the following:

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Four Hundred and Five Million (405,000,000) shares of which Four Hundred Million (400,000,000) shares shall be Common Stock, par value $0.01 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $0.01 per share.

On the effective day of this Certificate of Amendment (the “Effective Time”), every fifty (50) shares of Common Stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of Common Stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of Old Common Stock who otherwise would be entitled to receive fractional shares of New Common Stock because they hold a number of shares of Old Common Stock not evenly divisible by the Reverse Stock Split ratio will be entitled to one share of New Common Stock, on the date of the Effective Time of the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.

THIRD: That, the stockholders of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware, by written consent of the holders of the number of shares of voting stock required to approve the action at a meeting, approved the amendments.

FOURTH: This Certificate of Amendment has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Simplepons, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer on November 21, 2013.

DIGITAL ANGEL CORPORATION

By:	/s/ Gilbert Wood
Name:	Gilbert Wood
Title:	Chief Executive Officer